Tollefsen Business Law p.c.

5129 Evergreen Way, Suite D-20

Everett, Washington 98203

Telephone (425) 353-8883

st@tbuslaw.com

October 5, 2020

Transmitted by EDGAR Submission

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Katherine Bagley and Erin Jaskot

Re:	Direct Communication Solutions, Inc.
Offering Statement on Form 1-A
Filed September 14, 2020
File No. 024-11319

Dear Ms. Bagley and Ms. Jaskot:

On behalf of our client, Direct Communication Solutions, Inc. (the “Company”), this letter responds to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 25, 2020, with respect to the Company’s offering statement on Form 1-A filed on September 14, 2020 (“Offering Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Offering Statement (“Amendment No. 1”).

In response to the Staff’s general comments, we would like to confirm that no FINRA members are participating in the offering, the Company is not making offers or sales in any U.S. States, and a foreign jurisdiction permits sales of the securities. The Company is a listed issuer on the Canadian Securities Exchange (“CSE”). Canadian securities regulatory authorities in all jurisdictions of Canada have adopted a capital-raising prospectus exemption for listed issuers on the Toronto Stock Exchange, the TSX Venture Exchange and the CSE which is applicable to the Company (Multilateral CSA Notice 45-313 – Prospectus Exemption for Distributions to Existing Security Holders). In addition, Multilateral CSA Notice 45-318 - Prospectus Exemptions for Certain Distributions through an Investment Dealer permits the distribution of securities in British Columbia, Alberta, Saskatchewan, Manitoba and New Brunswick under a prospectus exemption, subject to certain conditions.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Offering Statement, irrespective of any review, comments, action or absence of action by the Staff.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (425) 353-8883.

Sincerely,

TOLLEFSEN BUSINESS LAW P.C.

/s/ Stephen Tollefsen
Stephen Tollefsen

Enclosures